Filed by REE Automotive Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: 10X Capital Venture Acquisition Corp

Commission File No. 001-39737

Date: July 19, 2021

Below is a copy of REE’s responses to an “Ask Me Anything” thread on reddit.com in connection with the proposed business combination between REE Automotive Ltd. (“REE”) and 10X Capital Venture Acquisition Corp.

Posted by u/ree_auto 7 days ago 23

Hey Reddit, my name is Daniel Barel, Co-Founder and CEO at REE Automotive. We’re planning to go public via SPAC ($VCVC) on July 23rd, and we believe information should be accessible to all investors. Ask me Anything!

Auto manufacturing has been done the same way for more than a hundred years, and IPOs have been done the same way for nearly as long! It’s time to rethink Electric Vehicle design and production to meet changing customer requirements and carbon emissions regulations, and it’s also time to rethink the way the companies going public engage with individual investors.

So we’re trying something new, on both ends!

For the investment community, we will be taking your questions about our business, the EV ecosystem, and our REECorner technology, from 7/8 - 7/14. As we are going public, we won’t be able to answer questions in real time, however we will respond here on 7/15.

We want you to have the same opportunities and access as institutional investors, and be just as informed.

At REE Automotive, we’ve spent years thinking of how to solve the problem of legacy thinking for auto manufacturers. This isn’t just about building a new electric vehicle – it’s how we build them. The industry needs a partner that offers an EV platform that is fully scalable and configurable to any power or driver option. This need led us to create our proprietary REEcorner technology, which packs critical components (think steering, braking, suspension, powertrain and control) into a single compact module that sits between the chassis and the wheel, creating a fully-flat, standalone platform. We combine that with our proprietary X-by-Wire tech, which is drive-by-wire, brake-by-wire and steer-by-wire, all on a single wheel. Integrating our products into manufacturer offerings is intended to allow faster time to market while reducing development and design costs. And customers can completely tailor their end vehicle to the exact range, cabin space, and platform size they need.

I am thrilled to discuss what can be done in the EV space with the Reddit community as it’s a place of great thinking on where the market is headed. I hope that our AMA and your questions will promote new ideas and insight into how we can transform the electric mobility space! I look forward to hearing from you.

I’m adding some links to some resources you may find helpful:

●	REE Website - REE Automotive website
●	Some Great Explainer Videos; hear more from my team and see our products in action - https://investors.ree.auto/360-view-of-ree/
●	REE/10X Capital Business Combination Statement Declared Effective by SEC
●	EVs ‘Powered by REE’ on the track with our Engineering Team - Link to Video

Recent partnership announcements

●	EAVX, a JB Poindexter & Co Business Unit
●	American Axle
●	Toyota Truck Arm Hino Motors
●	Navya
●	Magna
●	REE Merger Announcement -REE/10X merger announcement

**Now, the fine print:** We’ll answer questions based not only on the number of upvotes, but also on the value to the community and relevance to our upcoming listing (i.e., topics like our business model, executive team and products are all on the table!). While we’ll try to answer as many questions as we can, there will be some that we can’t (legal stuff!). These include:

●	Questions around REE’s valuation, anticipated stock price or non-public financials
●	Questions that are inappropriate or irrelevant (this would include any NSFW language, comments that are offensive or hateful)
●	Speculation on future financial performance, growth trends or expansion plans
●	Questions around partnerships which have not been previously announced
●	Questions that are irrelevant to the merger/public listing process or immaterial to investment decisions

Proof Photo :

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Thank you Reddit!

You made my first AMA an amazing experience! You asked some great questions about REE ($VCVC) and our upcoming public listing, and I’m thrilled that we were able to interact directly!

Disclaimer:  bit.ly/3liliIw

go-bears11 ·7d

First of all thanks for hosting your investor roadshow like this. It really speaks to how individual investors are gaining a stronger voice!

My question is : in light of the global chip shortage, how is Ree Automotive’s production effected and how does your company intend to respond?

ree_auto OP·15h

Hi u/go-bears11, you’re right that this is a significant issue across a range of industries! We applaud the technical and manufacturing efforts at work to address it; we certainly wish that we had a solution to this global issue. At present, it is not a matter for concern since we intend to launch serial production in 2023. We plan on leveraging our extensive network of Tier 1 and Tier 2 partners to develop supply chain strategies to mitigate supply risks, and do expect that many of these chip shortage issues will be resolved by then.

Drake911 ·7d

Hi Daniel and thank you for this AMA,

What REE’s doing looks very promising and I wonder about the autonomous capabilities of your EV platforms as this market is expected to grow tremendously

●	I saw REE has a partnership with a french company (NAVYA) for autonomous capabilities. Looks like this company has already reached an advanced Lvl 4 in autonomy for its shuttles. Could you tell us more about the road-map with this company and this partnership?

●	Does REE have any expectations or forecast regarding the % of its EV platforms that will be autonomous, and what part of it is foreseen to be implemented by NAVYA ?

Thank you in advance for your answers

ree_auto OP·18h

I sure can u/Drake911! We announced a collaboration in April 2021 with Navya, an incredible leading global provider of autonomous shuttles; they already are in operation in over 20 countries around the world! REEcorners are designed to be indifferent to driver input, which means they could be controlled by either a person or an autonomous system - so they’re a great technology to use in AD shuttles, and this is precisely the proposed collaboration with Navya. Together we intend to develop a level 4 autonomous system that would include our mission-specific vehicles ‘Powered by REE”“, with Navya’s self-driving hardware and software systems.

hikekorea ·7d

Thanks for doing this AMA. Stumbled across the thread from an ad and I admittedly have very little knowledge about your product but I’m intrigued to see how it will affect the market and interested in your stocks.

How will the average consumer be effected by your new technology?

Will regular mechanics be able to work on cars that have REE technology or will proprietary mechanics, tools, parts be needed?

How do you predict this technology will change the msrp of vehicles that are constructed using your tech?

ree_auto OP·18h· edited 18h

To your first question!

Commercial vehicles can be huge polluters in urban centers. Our technology is designed to help automakers build electric vehicles faster, and the automakers we work with are some of the largest in the world, like Hino (a unit of Toyota, one of the largest in the world), Magna (the largest contract manufacturer of vehicles in the world), and JB Poindexter (the largest walk-in-van and dry freight vehicle producer in North America). So by helping some of the biggest auto companies electrify their product lines faster, we can help them make a significant impact to their emissions more rapidly. Not only will we enable a clean energy vehicle, we expect to increase the capacity of vehicles for our end customers with our flat platform designs as compared to other alternatives – meaning a greater volume of packages. That means more packages per truck, for fewer trucks, fewer routes, and lower costs (and emissions). And beyond the environment, our technology is designed to help manufacturers build mission-specific vehicles that make life more convenient for consumers. For example, if you look at the FlatFormer concept we showed at the 2019 Tokyo Motor Show with our partner Hino (the truck arm of Toyota)- with whom we are we are continuing our production goal - our vision goes quite a bit further than this as well and is expected to enable new use cases that will make people’s lives more convenient and can improve society’s quality of life.

ree_auto OP·18h

To your third question!

Great question on pricing u/hikekorea! Most passenger vehicle purchasers are familiar with MSRP; in the commercial vehicle space, most purchase decisions instead consider Total Cost of Ownership, or TCO. This considers not only the initial acquisition cost of the vehicle, but also the ongoing costs to operate the vehicle, such as electricity (in the case of EVs), maintenance costs, etc. Thanks to REE’s quick corner swap design and the modularity and flexibility of our technology to have the right sized body and battery, vehicles Powered by REE are expected to have minimum downtime and quite possibly class-leading TCO. That said, we believe that our modular, and anticipated disruptive technology will help lower the costs of commercial EVs, and our target MSRPs are competitive with offerings from major OEMs and projected offerings from startups. These savings are expected to come in the form of both total investment and variable cost reductions.

gren112 ·7d

Hi Daniel!

It’s very exciting to see what REE is doing! I have two questions that I would like to ask.

1.	Can you tell me more about REE’s autonomous driving capabilities, and will this technology allow for full autonomy?

2.	In your eyes what is REE’s greatest competitive advantage? How will this help differentiate yourself in the crowded EV market?

ree_auto OP·18h

In response to you first question :

To me, what’s truly exciting about REE technology is how it is agnostic to many things, including human or autonomous control. The XBW technology (X-by-Wire control) eliminates the need for mechanical connections between the REEcorners, so each corner is designed to be controlled by-wire via an ECU. This allows autonomy players to better utilize their systems, as REE is taking care of the vehicle dynamics elements, and the autonomous driver commands the route. For example, the autonomous driver will tell the REEboard to turn right; the REEboard will determine the exact speed, steering angle, braking force, torque vectoring application and more creating a better ride and more importantly, a safer ride! We have designed our platforms to utilize a new generation of X-by-Wire technology that doesn’t change whether it’s under autonomous or manual control, it uses the inputs to control the drive, braking and steering of each corner. So yes, we will support fully autonomous control! A great example of this would be our recent agreement with Navya, the largest autonomous shuttle producer in the world, that speaks to our ability to support full autonomy. In that agreement, REE will provide mission-specific, purpose-built vehicle upon which Navya will layer their hardware and software for a full Autonomous Driving (AD) solution.

ree_auto OP·18h

In response to your second question:

REE has a number of competitive advantages. To begin with, we are truly modular; able to create bespoke platforms and vehicles for our customers’ needs. This ability optimizes our customers’ business models and performance. Together with our “future-proof” approach of being agnostic to vehicle dimensional changes, battery tech and manner of control, we are able to address a $700 B total addressable market in the industry from Class 1 to Class 6 vehicles. Number one is that we ““complete”“; we do not ““compete”“ across the manufacturing ecosystem. This is demonstrated by our diverse group of strategic collaborations that include OEMs and white-label automakers. With these strategic collaborations, REE can concentrate on delivering value based on our platforms, and our partners can bring their value on the body/top-hat side – together creating the next generation of MEVs. On the supply side, our strategic partnerships with Tier 1 leaders is at the core of our CapEx light manufacturing concept, where we will utilize available capacity at Tier 1s to produce our sub components globally - with some amazing partners such as American Axle, Musashi, and Mahindra. Their sub-components will then be integrated into a REEboard at our Integration Centers around the world. The plan is to build 15 Integration centers in the next 5 years, giving us a truly global footprint.

cocksterS ·7d

Hi Daniel, thanks for taking questions. I’m intrigued by your model. Two questions for you: one on your product and one on the process.

1.	I understand that your corner tech offers a lot of modularity and flexibility for your partners, but those qualities often come with compromise vs. a tailor-built solution. E.g. (unsprung) mass, ride quality, payload, cost, etc. So my question is, does REE corner tech come with any inherent trade offs? What are they and how do you navigate them?

2.	I understand why companies like the SPAC route: speed and lower cost. But it also seems like they come with a lower level of scrutiny. One only has to look at a significant number of recent shareholder suits against other EV SPACs out there. How do you reassure investors that investing in your company is safe, when, for example, you’re allowed to spoon feed estimates to analysts and the Street?

ree_auto OP·18h

To your first question:

Thank you for asking this one! REE’s modular architecture is actually one of the only ways to allow for truly custom-built solutions in commercial vehicles at any kind of scale. Commercial customers want mission-specific vehicles that suit their needs and need efficiency gains wherever they can find them. For example, it is said that UPS schedule routes that favor right turns to avoid the inefficiencies associated with making left turns; any amount of incremental efficiency that can be gained through customization is desirable to these kinds of users! This is why you see so many of the key players in the industry signing partnerships with us.

An important note and a common misconception that we should clear up here: We do not use hub motors/in wheel motors! Our motors are mounted on the chassis side of the suspension as fully sprung masses, so there is no penalty to unsprung mass, handling or any other penalties associated with hub motors. Further, because we don’t have the drivetrain running through the center of the vehicle, we can mount the platform below the centerline of the vehicle, which lowers the center of gravity, improving handling and also creating substantially more room for packages, which can’t be replicated the conventional “skateboard” designs that really look similar to conventional ICE platforms. The real tradeoff in having independent corner modules is that the build can cost a bit more as we build additional redundancies in the event of failures, but the benefits in terms of advanced capabilities like torque vectoring etc more than make up for that incremental cost.

OonaPelota ·6d

Is it too late to ask for a brief summary of your battery strategy? Are you making them or buying them, and at what cost? How will you mitigate the risk of a battery or battery material shortage? Do you have proprietary battery tech, or battery manufacturing tech? Thank you.

ree_auto OP·18h

One of the most important reasons that big OEMs and manufacturers like Hino/Toyota, Magna and JBP/Morgan Olson are choosing to do business with REE is because our technology allows for tremendous flexibility, as well as customization and upgradeability. Battery technology in particular, is moving rapidly, and it’s a place where our partners are seeking flexibility. So, because our technology is agnostic to power source, we are compatible with any type of battery, and we can even work with alternative power sources such as Fuel Cells (which ultimately provide electricity). If an OEM has its own or preferred battery technology, they can install them in our platforms. When required, as in if we are supplying an entire EV platform, we include the battery as a pass-thru cost to our customers. We do not carry the risk of shortages or price increases for batteries or their materials, and when more advanced battery technology eventually comes to market (let’s say Quantumscape succeeds, for example), our modular approach should make it much easier to upgrade.

idiot900 ·7d

What are the advantages and disadvantages of your platform compared to Lucid’s? Specifically with regard to packaging/range and NVH?

ree_auto OP·15h

This is a great question u/idiot900. As we say, REE does not see itself as a company that competes with others - REE instead completes. REE’s business model may allow it to someday partner with Lucid and other B2C companies targeting the passenger car market. Today, however, REE and Lucid focus on very different markets. Lucid is in a market where things like brand, exterior and interior design, and smartphone connectivity are important purchase drivers. At REE, we are an exclusively B2B company, initially planning to target the rapidly growing commercial vehicle market. Think delivery vehicles, shuttles, or Mobility-as-a-Service, where these vehicles run predictable routes with predictable payloads, which means predictable range and charging infrastructure at the fleet’s home base (no range anxiety). REE’s business model focuses on what we believe are the key metrics that matter to our market, which are internal volume (for packages), low step-in height, great maneuverability (thank you All-Wheel Steer!) and Total Cost of Ownership, and we are driven to be the benchmark for these and other critical parameters.

ric2604 ·5d

Hi Daniel,

This looks very interesting! As cars have become exceedingly complex, I feel this is a great idea. My questions are:

1.) As the system you have is all drive/control by wire, what safeguards do you have in your design to account for a power failure, software glitch, hacking, etc. that could lead to loss of control of the vehicle?

2.) Have your modules been evaluated by any governmental safety agencies (like DOT in US) ? Have you had any consulting with any such agencies?

Thank you!

ree_auto OP·18h

To your first question:

Thanks for this question u/ric2604 - there is nothing more important to us at REE than safety! Our engineers have designed REEcorners and control systems to be fail operational, which means in a practical sense that in the event of a malfunction, thanks to built-in redundancies, the system will maintain operational control; more specifically you would still be able to maneuver the vehicle to safety. These redundancies include the power subsystem, as well as software and control units. While some X-by-Wire technology may be new to automotive, it has been used in other industries such as aerospace for many years now. The automotive industry is addressing this under the ISO 26262 and the ASIL-D level (with the new cyber ISO to come in shortly).

crappyweatherman ·6d

My apologies if this is addressed in your content; are REE “innovations” protected by patent? The content presents evolutionary thinking but without patent protection what prevents major automakers from co-opting some or all of your concepts?

ree_auto OP·18h

Just evolutionary u/crappyweatherman?! I’m kidding. Yes, we have dozens of patents to protect our proprietary technology, but more broadly, the answer is also time and money. If someone wanted to replicate our technology, not only do we have IP protection, but we believe that by the time they could come to market, we would be generations ahead. We’ve got a big head-start, and we have no intention of slowing down!

cimedaca ·5d

Do you see your technology competing with regards to cost in the consumer space with say a Tesla Model 3 chassis? How would you compete in your P1 and P2 commercial space if Tesla brings on partners to go after that market with Model 3 chassis offerings?

ree_auto OP·18h

So Teslas are great, for people’s personal use. For the markets we’re initially focused on – like package delivery and mass transportation - commercial fleet operators care about different metrics such as Total Cost of Ownership, cargo space, maneuverability and ergonomics, and keeping their vehicles on the road with minimum downtime. This means that our REEcorner technology, enabling fully flat platforms and lowest TCO, are a great fit for our initial target markets of light and medium duty commercial vehicles. That said, our technology could be used for personal EVs with similar reductions in time to market and investment that we are expecting to see with our commercial vehicle development collaborations.

mikedenzler ·7d

Hi Daniel,

Can you please tell us who are your current announced partners?

ree_auto OP·18h·edited 17h

I am thrilled that we are working with some of the largest auto manufacturers in the world, including Magna (the largest contract manufacturer of vehicles globally), Mahindra, Hino (Toyota), American Axle, Navya, and JB Poindexter’s Morgan Olson’s EAVX, which we just announced this week. Press releases and more details regarding our announced partners can be found here. Stay tuned for more!

ree_auto OP·15h

I am thrilled that we are working with some of the largest auto manufacturers in the world, including Magna (the largest contract manufacturer of vehicles globally), Mahindra, Hino (Toyota), American Axle, Navya, and JB Poindexter’s Morgan Olson’s EAVX, which we just announced this week. Press releases and more details regarding our announced partners can be found on our website. Stay tuned for more!

marlanesh_·7d

As somebody who knows nothing about this space, what’s the size of the market that you’re going after?

ree_auto OP·15h

Our total addressable market, or TAM, is projected to be $700 billion. This is because REE is differentiated in the space due to our horizontal approach to the market (in other words, we are partnering across the space to plug into the manufacturing ecosystem, vs building one vehicle that will compete with theirs), which our modularity allows. To date we have developed four platforms, which is significant in this space, and since we are not beholden to body shape or size, we can cover all applications between Class 1 and 6. A great way to see this modularity and range of applications is in our newly launched Configurator.

Check out ree.auto/configurator/#/ and build your own mission-specific vehicle, ‘Powered by REE”!

Lokotisan ·7d

How’s your day Daniel?

ree_auto OP·18h

Well this is a nice question u/Lokotisan! My day can sometimes extend over several days… but overall this is an amazing period for me! I feel privileged to work with the most amazing team of people on a mission to change the world for the positive! Ahishay (REE’s co-founder and CO) and I started REE almost a decade ago (which in tech years sometimes feels like 250 years ago!) but having the opportunity to revolutionize the future of mobility is an incredible experience. This is one of the reasons I want to share it with REDDIT. Recently my days have been endless because I am leading the company - busy getting ready for our public listing, talking to investors like yourself, analysts, and working with key partners. It’s truly a great time at REE. And what makes my days even better is that priceless time I get with my family (even though on some days I only get to kiss my daughters goodnight) but I know I am doing my part in protecting this wonderful planet that we call earth. Not just for my family but for yours as well. Thanks for the question, I hope your day is great too!

ApersonwholikesVR ·2d

Major car manufacturers are now investing billions in EVs, like Ford (lighting), Mercedes, VW, Honda, GM, etc.. How will REE compete with that much horsepower?

ree_auto OP·18h

That is the beauty of our B2B horizontal business model - we can work with the biggest OEMs and the most innovative startups. For example: We have announced partnerships with Hino/Toyota and Navya. We also work with Magna, whom both OEMs and startups go to (they build vehicles for Mercedes and BMW, and announced that they will be building for Fisker as well). So no matter which OEM wins…we win.

callemx10 ·6d

Are you technically still in concept stage since you have not completed the design validation? When do you plan for the design validation be complete? Also from my understanding customers will not place orders till design validation is complete, is this the case currently with ree?

ree_auto OP·15h

We originally showed our concept with Hino (Toyota’s Truck Arm) at the Tokyo Motor Show in 2019, and we’ve spent the past couple of years working closely with some of the top automotive firms in the world refining and validating our designs and technology. We’ve since developed four platforms using REEcorner technology, which you can see testing live here . And recently in 2021, we proudly announced that we are pursuing production of that original concept with Hino/Toyota, with engineering samples planned for 2022 and series production planned for 2023. So we are past the initial concept stage and preparing for initial production in 2022 and volume production in 2023. We are actively engaged in design validation and certification in multiple markets, and we expect that our systems will be ISO 26262 compliant.

SonicTheHedgehog7 ·6d

Hello there Daniel, Nice To Meet You

My Question Is: What Inspired You To Be The CEO Of REE?

ree_auto OP·18h

Well u/SonicTheHedgehog7, I love building businesses and finding new ways to solve problems. I don’t know that I actually was inspired to be the CEO or if it was a natural progression. Auto manufacturing has been done the same way for 100+ years. When Ahishay and I co-founded REE we knew there was a significant need to rethink how companies were designing and building electric vehicles. We had, and still have, a mission to improve the quality of life and livability of cities around the world. Being the CEO of REE allows me to work with the most incredible team of people to do this by bringing modularity and scalability to the electric vehicle industry while getting vehicles to market more quickly and with a lower total cost of ownership.

clamper100 ·2d

I am long on the EV industry in general. I saw your logo during their investor day! What exactly are you doing with Magna that’s different from other EV Companies they’ve announced PRs with?

ree_auto OP·15h

Magna is one of the largest automotive suppliers in the industry and has a global presence. While other EV companies have announced arrangements where they pay Magna as a contract manufacturer to build vehicles for them, our deal is totally different. Together we are planning to build and market Modular Electric Vehicles (MEVs) - Powered by REE - for leading tech companies and electric mobility players. What’s unique about our strategic collaboration is that not only do we plan to design and build vehicles together, but that we plan to Go-To-Market together as well, from a commercial perspective. This means that when we work with a potential customer, we face them together, side-by-side, and make money together. We are also very excited by the fact that Magna is also an investor in our PIPE. We could not be more excited about our strategic collaboration and are looking forward to going great things together, around the world!

Turbulent-Werewolf83 ·3d

I’d like to ask if “Someday, can I drop the chassis from my 66 convertible Mustang on your frame, so I can drive it around for another 50 years?”

ree_auto OP·18h

Wait, you have a 66 convertible Mustang?! Such a classic. To your question, nothing is outside the realm of possibility. Seriously, with some modifications, I believe that could happen, and it would be awesome! Right now, REE is focused on commercial vehicles…but you may have given us an idea for the future. If we figure it out, then you’re going to need to figure out what to do with all the additional space under the hood!

Additional Information

This communication is being made in respect of the proposed transaction involving REE Automotive Ltd. (“REE”) and 10X Capital Venture Acquisition Corp (“10X”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, REE has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that includes a proxy statement of 10X in connection with 10X’s solicitation of proxies for the vote by 10X’s shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. REE and 10X also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus has been mailed to holders of shares of 10X’s Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about REE and 10X will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from REE’s website at https://ree.auto/ from 10X’s website at https://www.10xspac.com/.

Participants in the Solicitations

REE, 10X and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from 10X’s shareholders in connection with the proposed transaction. You can find more information about 10X’s directors and executive officers in 10X’s final prospectus dated November 24, 2020 and filed with the SEC on November 25, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements are based on REE’s and 10X’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond REE’s and 10X’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for REE or 10X to predict these events or how they may affect REE or 10X. Except as required by law, neither REE nor 10X has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect REE’s and 10X’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; the outcome of any legal proceedings that may be instituted against REE or 10X, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of 10X or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of 10X or REE as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the business combination; changes in applicable laws or regulations; REE’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; intense competition in the e-mobility space, including with competitors who have significantly more resources; ability to grow and scale REE’s manufacturing capacity through new relationships with Tier 1 suppliers; ability to maintain relationships with current Tier 1 suppliers and strategic partners; ability to make continued investments in REE’s platform; the need to attract, train and retain highly-skilled technical workforce; the impact of the ongoing COVID-19 pandemic; changes in laws and regulations that impact REE; ability to enforce, protect and maintain intellectual property rights; and risks related to the fact that we are incorporated in Israel and governed by Israeli law; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in 10X’s final prospectus dated November 24, 2020 relating to its initial public offering and in subsequent filings with the SEC, and in the final prospectus contained in the registration statement on Form F-4 relating to the business combination filed by REE on July 1, 2021.